[redacted]

SECURI 08029534 SION

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SEC Mail Processing Section
MAR 03 2008
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hadley Partners Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4160
(No and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Hadley (310) 643-7090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Hadley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hadley Partners, Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn (or affirmed) to before me this ___ day of ________, ____

____
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 15th day of JAN, 2008 by DAVID F. HADLEY
~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary

KIMBERLY L. YAMADA
COMM. #1741553
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
Comm. Expires Apr 24, 2011

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Hadley Partners, Incorporated:

We have audited the accompanying statement of financial condition of Hadley Partners, Incorporated as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadley Partners, Incorporated as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 18, 2008

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Hadley Partners, Incorporated
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	177,638
Accounts receivable		28,266
Marketable securities, at market		295,268
Furniture and equipment, net		33,452
Prepaid income taxes		4,002
Deposits		6,000
Total assets	$	544,626

Liabilities & Stockholders' Equity

Liabilities		
Accounts payable	$	9,715
Payable to shareholder		4,156
Deferred income		6,062
Total liabilities		19,933
Stockholders' equity		
Common stock, no par value, 10,000 share authorized 1,538 shares issued and outstanding		1,538
Additional paid-in capital		133,501
Retained earnings		389,654
Total stockholders' equity		524,693
Total liabilities & stockholders' equity	$	544,626

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Corporate fee income	$ 2,513,363
Rental income	9,600
Interest income	17,995
Other income	44,185
Total revenues	2,585,143
Expenses	
Employee compensation and benefits	1,709,854
Communications	23,735
Occupancy and equipment rental	75,739
Taxes, other than income taxes	2,630
Other operating expenses	259,689
Total expenses	2,071,647
Net income (loss) before income tax provision	513,496
Income tax provision	5,898
Net income (loss)	$ 507,598

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 1,333	$ 69,315	$ 332,056	$ 402,704
Issuance of stock	205	–	–	205
Additional Investment	–	64,186	–	64,186
Net income (loss)	–	–	507,598	507,598
Dividends	–	–	(450,000)	(450,000)
Balance at December 31, 2007	$ 1,538	$ 133,501	$ 389,654	$ 524,693

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Statement of Cash Flow
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income (loss)		$ 507,598
Adjustments to reconcile to net income (loss) to net cash provided by (used in) operating activities		
Depreciation	$ 14,282	
(Increase) decrease:		
Accounts receivable	(20,720)	
Prepaid income taxes	(3,779)	
(Decrease) increase:		
Deferred income	6,062	
Accounts payable	6,026	
Payable to shareholder	4,156	
Total adjustments		6,027
Net cash and cash equivalents provided by (used in) operating activities		513,625
Cash flows from investing activities:		
Proceeds from sale of marketable securities, at market	235,512	
Purchase of marketable securities, at market	(295,268)	
Purchase of equipment	(16,937)	
Net cash and cash equivalents provided by (used in) investing activities		(76,693)
Cash flows from financing activities:		
Proceeds from issuance of common stock	205	
Proceeds from issuance of additional paid-in capital	64,186	
Dividends paid	(550,000)	
Net cash and cash equivalents provided by (used in) financing activities		(485,609)
Net increase (decrease) in cash and cash equivalents		(48,677)
Cash and cash equivalents at beginning of year		226,315
Cash and cash equivalents at end of year		$ 177,638
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Income taxes	$ 11,968	
Interest	$ –	

The accompanying notes are an integral part of these financial statements.

Hadley Partners, Incorporated
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hadley Partners, Incorporated (the "Company") was originally incorporated in California on August 18, 1999 under the name D.F. Hadley & Co., Inc. The Company changed its name to Hadley Partners, Incorporated on March 19, 2007. In August 2000, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities. For the year ending December 31, 2007, the Company had about eighteen (18) clients with three (3) clients contributing approximately 79% of the corporate fee income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents

Accounts receivable is stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) in a manner consistent with Federal depreciation guidelines.

The Company uses double declining method of depreciation which is not a generally accepted accounting principle. However, the difference between straight line and double declining method of

Hadley Partners, Incorporated
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

depreciation is immaterial.

Advertising costs are expensed as incurred. For the year ended December 31, 2007, the Company charged $15,448 to other operating expenses for advertising costs.

The Company recognizes its corporate fee income when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements. Deferred income represents the Company's liability to clients for retainer fees advanced less services rendered against such retainers as of the balance sheet date.

Corporate fee income generally consists of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholders, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist entirely of United States Treasury bills. At December 31, 2007, these securities are carried at their cost of $295,268, which approximates fair marketable value.

Hadley Partners, Incorporated
Notes to Financial Statements
December 31, 2007

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost, and consisted of the following at year end.

		Depreciable Life Years
Furniture & fixtures	$ 32,952	7
Machinery & equipment	52,451	5
Automobile	23,856	5
	109,259	
Less accumulated depreciation	(75,807)	
Total furniture and equipment, net	$ 33,452	

Depreciation expense for the year ended December 31, 2007, was $14,282.

Note 4: INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision for $5,898 represents the California Franchise and New York tax. Similar to the Federal Rules, the net income passes through to the stockholder so that both federal & state taxes are primarily paid on the individual level.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

In August 2005, the Company entered into a 36 month lease for office space. The lease commenced in November 2005. Per the agreement, the Company has the option to renew within the final three months prior to the expiration of the 36 month time period.

Future minimum lease expenses are as follows:

Year Ending December 31,	
2008	$ 52,442
2009 & thereafter	–
	$ 52,442

Rent expense for the year ended December 31, 2007, was $75,739.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

The Company subleases a of portion of its office space on a month to month basis. For the year ended December 31, 2007, the Company recorded $9,600 in rental income.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: RETIREMENT 401(k) PLAN

In July of 200[illegible], the Company initiated a 401(k) Defined Contribution Plan (the "Plan") which allows the employees to make contributions for retirement. All employees, 21 years of age or older, are eligible to participate in this plan, provided they have been employed for more than one (1) year of service. The Plan is a discretionary employer matching and profit sharing contribution plan. For the year ended December 31, 2007, there are no employer matching contributions.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $449,341, which was $444,341 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($19,933) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $711 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 448,630
Adjustments:		
Retained earnings	$ 1,497	
Non-allowable assets	(1,497)	
Haircuts	739	
Undue concentration	(28)	
Total adjustments		711
Net capital per audited statements		$ 449,341

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital		
Stockholders equity		
Common stock	$ 1,538	
Additional paid-in capital	133,501	
Retained earnings	389,654	
Total stockholders' equity		$ 524,693
Less: Non–allowable assets		
Accounts receivable	(28,266)	
Furniture and equipment, net	(33,452)	
Prepaid income taxes	(4,002)	
Deposits	(6,000)	
Total adjustments		(71,720)
Net capital before haircuts		452,973
Less: Haircuts and undue concentration		
Haircuts on securities	(737)	
Haircuts on money markets	(2,867)	
Undue concentration	(28)	
Total adjustments		(3,632)
Net capital		449,341
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,329	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 444,341
Ratio of aggregate indebtedness to net capital	0.04:1	

There was a $711 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 9.

See independent auditor's report.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computatio ı of reserve requirements is not applicable to Hadley Partners, Incorporated as the Company qua: ifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Hadley Partners, Incorporated
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to Hadley Partners, Incorporated as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report.

Hadley Partners, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Hadley Partners, Incorporated:

In planning and performing our audit of the financial statements of Hadley Partners, Incorporated (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 18, 2008

END